

July 25, 2011

Danielle Olsen
President
Mobile Vault, Inc.
3384 La Canada Drive, Suite 1
Cameron Park, CA 95682

  Re: Mobile Vault, Inc.
    Registration Statement on Form S-1
    Filed June 27, 2011
    File No. 333-175158

Dear Ms. Olsen:

  We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Cover Page

1. Please revise the sentence in the fourth paragraph that begins "Since there is no escrow account…" to clarify its meaning. For example, clarify, if true, that an investor who purchases shares in the offering will have no assurance that the offering will be subscribed to by other investors purchasing shares in the offering.

2. It appears that the fifth and sixth paragraphs are duplicative. Please revise to eliminate unnecessary repetition. In addition, revise the Commission legend so that it conforms with legend provided in Item 501(b)(7) of Regulation S-K.

Summary of our Offering, page 3

3. You state that the information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus, or of any sale of the common stock. This statement does not appear to be consistent with your disclosure obligations. Please revise accordingly.

4. Your disclosure describing the use of proceeds appears to be generic, boilerplate language. Please revise your disclosure here so that it is consistent with your disclosure in the Use of Proceeds section. Specifically, clarify that the net proceeds, if any, will depend on the level of subscription to your offering (e.g., at 25%, 50%, 75% and 100%) and the proceeds will be used to implement your business plan in the order you describe.

Summary Information about Mobile Vault, page 3

5. Please review your summary section to ensure that your statements concerning the business activities of Mobile Vault clearly and accurately convey their current status. In this regard, consider moving the paragraph on page 4 indicating that you currently have no products, customers or revenues to the beginning or your discussion regarding Mobile Vault's business plans. Then revise as necessary to avoid statements indicating what your product does and to ensure that statements concerning your plans accurately reflect what, if anything, you have done to date, what you expect to accomplish in the next twelve months with the proceeds from this offering, if any. This comment also applies to the Business section.

6. You state that you will need to secure additional financing to develop the product, attract customers, and start generating revenues. Please clarify your expectations regarding your timeline in your summary section and briefly discuss the costs associated with each stage of development. We note from your disclosures elsewhere that you must raise approximately $150,000, in addition to this offering, in order to develop your product and, from your disclosure on page 26, that you do not expect to start generating revenues until twelve months after the successful completion of this offering. Please ensure that your disclosure is consistent throughout.

7. Please clarify your statement that the market is growing rapidly due to the publicity with Apple and Google around privacy concerns. Provide us with supporting documentation. This comment also applies to your disclosure on page 23 in your Competition section, which refers to the recent actions with Apple and Google. Further, given that your product is not yet developed, please clarify your statement that the increased use of mobile applications provides Mobile Vault a significant market opportunity.

Risk Factors, page 5

8. Your limiting statement in the last sentence of the introductory paragraph suggests that you have not addressed the most significant risks to your business. Please revise to ensure that you have discussed the most significant risks to your business or consider revising the last sentence to clarify that the risk factors listed in this section constitute the most significant risks. In addition, as it does not appear that you have incorporated any documents by reference, the reference to documents incorporated by reference does not appear to be applicable. Please revise accordingly.

9.   We note from your disclosure on page 22 that you have identified two primary uncertainties in your product development schedule, one of which is that you must recruit qualified programmers to develop your products. Please ensure that you include a separate risk factor discussing the risk you have identified.

"Although we plan to offer the securities from this offering…," page 5

10.   Please clarify your caption, which states there is no guarantee you will "commence" the offering.

"We may not be able to compete successfully….," page 8

11.   You include among your competitors such established industry leaders as Apple, Samsung, Motorola, LG and Sony. Given your development stage status with no product, customers or revenues, please explain how you compete with these household name companies. Alternatively, revise your disclosure to describe the types of companies with which you currently compete or expect to compete in the short term. If you include any competitors by name, please limit them to those companies whose stage of development and competitive position are similar to your own. This comment also applies to the Business section.

Auditor's going concern- substantial uncertainty …," page 9

12.   Please relocate this risk factor so that it is prominently positioned at the beginning of the risk factors section. The risk factor subheading, currently phrased as a title, should be revised so that it captures the essence of the risk associated with a going concern opinion in an easily accessible manner for the average investor. The subheading, as well as the text, must convey the specific risk posed from the potential investor's viewpoint. Please revise accordingly.

Business, page 18

13.   Please review and revise your business description to ensure that it is consistent with your current stage of development. Since you do not currently have a product, it does not appear that there is a reasonable basis for some of the claims you make, such as that your product will be "unique," that your product will offer a "compelling value proposition to differentiate itself from competitors" and similar claims.

Sales and Distribution, page 23

14.   Please briefly define your references to VARs and OEMs.

Management and Director Biographies, page 30

15.   You state that Ms. Olsen is currently working at Sage Software, an applications development company. Yet, your disclosure on page 7 states that she is currently working at Tunnel Creek Dental as an IT manager. Please clarify these seemingly conflicting statements. Disclose what Ms Olsen's current position is and whether her

experience in designing and programming inventory management systems was obtained at her current place of employment. If Ms. Olsen is working at an applications development company, tell us and disclose what consideration you have given to the potential conflicts of interest regarding business opportunities relating to software development. Tell us what consideration you have given to providing corresponding risk factor disclosure relating to these potential conflicts.

16.   Revise to ensure that employment dates are included with Ms. Olsen's biographical information during the past five years.

Certain Relationships and Related Transactions and Corporate Governance, page 34

17.   We note that you have a verbal, non-binding agreement with Ms. Olsen to personally fund the company's overhead expenses until the company generates sufficient revenues to fund operations and that such future contributions will be reflected as loans to the company. It appears this constitutes an oral contract that would be required to be filed pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K if the contract were in writing. Please therefore provide a written description of the agreement, including any agreed upon payment terms, and file it as an exhibit to the registration statement. Refer to Question 146.04 of the Regulation S-K Compliance and Disclosure Interpretations, available on our website.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Stephani Bouvet, Staff Attorney, at (202) 551-3545 or me at (202) 551-3457 with any questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel